UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

____________________

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On July 18, 2018, AC Immune SA (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Leerink Partners LLC and UBS Securities LLC (the “Underwriters”), relating to the issuance and sale (the “Offering”) of 7,391,305 of the Company’s common shares (“Common Shares”), nominal value CHF 0.02 per share.

The price to the public in the Offering is $11.75 per Common Share, and the Underwriters have agreed to purchase the Common Shares from the Company pursuant to the Underwriting Agreement at a price of $11.045 per Common Share. The net proceeds to the Company from the Offering are expected to be approximately $80.9 million, after deducting underwriting discounts and other estimated offering expenses payable by the Company. On July 19, 2018, the Underwriters exercised their 30-day option to purchase an additional 1,108,695 Common Shares in full, resulting in approximately $12.2 million of additional proceeds to the Company, after deducting underwriting discounts and other estimated offering expenses.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-224694) previously filed with the Securities and Exchange Commission and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director and executive officer of the Company has agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of securities of the Company during the 90-day period following the date of the Underwriting Agreement.

The Underwriting Agreement is filed as Exhibit 1.1 to this report, and the description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Vischer AG, Swiss counsel for the Company, relating to the validity of the common shares issued and sold in the Offering is attached as Exhibit 5.1 hereto.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-224694) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC Immune SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: July 23, 2018

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement, dated July 18, 2018, between AC Immune SA and Jefferies LLC, Leerink Partners LLC and UBS Securities, LLC
5.1	Opinion of Vischer AG
23.1	Consent of Vischer AG (included in Exhibit 5.1)